Exhibit 99.1

IGI Announces Changes to its Board of Directors

HAMILTON, Bermuda, March 18, 2026 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today announced a number of changes to its Board of Directors.

The Company announced that Thomas A. Collett has joined its Board of Directors, effective March 19, 2026. Mr. Collett is a seasoned reinsurance executive with a successful track record of building businesses, cultivating teams and has extensive relationships across the U.S. reinsurance markets. He previously served as Managing Director of Guy Carpenter in Dallas, Texas, and before that held leadership positions at Willis Re, Benfield, General Re, and Munich American Re. He also currently serves as a Director of Dallas Specialty Insurance Company, owned by Griffin Highline, as well as on other advisory and educational boards. Mr. Collett will also serve on the Board’s Compensation Committee.

David D. Anthony, who has served as a Director of the Board, Chair of its Compensation Committee and a member of its Audit and Risk Committee since March 2020, has announced his retirement, effective today. Mr. Anthony previously served on the Board of IGI Holdings Dubai Limited from 2018 until March 2020, and as a Director on the Board of International General Insurance Company Ltd, a Bermuda-based subsidiary of IGI, from January 2020 until December 2025.

Andrew J. Poole, who has served as a Director of IGI and a member of its Compensation Committee since March 2020, has been appointed Chair of the Compensation Committee, and has joined the Board’s Audit and Risk Committee.

IGI Executive Chairman Wasef Jabsheh thanked Mr. Anthony for his guidance and support over the years, adding, “David’s insights and experience, particularly from his many years as a senior insurance ratings analyst, have proven to be an important contributor to the strategic development of IGI. We wish David well in his retirement.”

“We are pleased to welcome Tom to our Board. We are confident that his demonstrated leadership and reinsurance knowledge acquired over more than 40 years will serve as a valuable resource to IGI as we continue to grow, evolve and fulfil our primary goal of delivering long-term sustainable value to our shareholders.”

---

About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A” (Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

---

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “ability,” “aim,” “impact,” “seek,” “strategy,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “commitment,” “able,” “success” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably, and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) risks related to fluctuations in global currencies including the UK Pound Sterling, the Euro, and the U.S. Dollar; (5) the outcome of any legal proceedings that may be instituted against the Company; (6) the effects of the hostilities between Russia and Ukraine, and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the effects of military conflicts in the Middle East, including the hostilities among Iran, Israel and the United States; (8) the impact of the tariffs that have been imposed or may be imposed by the U.S. administration; (9) the potential impact of artificial intelligence technologies on the insurance industry and the ability of IGI to effectively deploy AI technologies; (10) the inability to maintain the listing of the Company’s common shares on Nasdaq; and (11) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that it is required by law.

---

IGI Investor & Media Contacts:

Robin Sidders, Head of Corporate Relations
Email: robin.sidders@iginsure.com

Ahmad Jabsheh, AVP, Corporate Relations

Email: ahmad.jabsheh@iginsure.com